October 4, 2013

Via EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549-7561

Re:	Gaming Partners International Corporation
Form 10-K for the year ended December 31, 2012
Filed March 26, 2013
File No. 000-23588

Dear Ms. Cvrkel:

We have received the staff’s letter dated September 24, 2013 concerning the Form 10-K for the fiscal year ended December 31, 2012, filed by Gaming Partners International Corporation (GPIC or the Company) on March 26, 2013. The following are GPIC’s responses to the staff’s comments:

Form 10-K

Overview of Business, page 15

1.	We note from the disclosure on page 15 that the company operates in one segment and has three operating subsidiaries: GPI USA, GPI SAS, and GPI Asia. We further note from the disclosure on page 15 that GPI USA sells its products primarily in the United States, Canada, the Caribbean and Latin America, that GPI SAS sells its products primarily in Europe and Africa and GPI Asia sells its products primarily in the Asia- Pacific Region. As each of these entities appears to sell their products in different regions of the world which operate under different regulatory structures and which may involve different methods of distribution for their products, please explain in detail why you do not believe the operations of each of these subsidiaries represent separate reportable segments for which the disclosures outlined in ASC 280-10-50 should be provided in your financial statements. As part of your response, please explain in detail how the company’s chief operating decision maker (i.e., CODM) reviews the company’s operating results for purposes of assessing performance and allocating resources.

GPIC Response

The main criteria we considered is the guidance in ASC 280.10.50-1 through 50-10 that addresses the identification of operating segments.

Due to the size and nature of our operations, our chief operating decision maker (CODM) is our Chief Executive Officer (CEO). He manages our consolidating entities to make decisions about overall corporate resource allocation and to assess overall corporate profitability. Our CEO is also the chief operating manager for each of our entities in the United States, France and Macau; that is, the individual locations do not have “segment”, “product line” or other overall managers who report to our CEO.

With respect to how our CODM reviews the Company’s operating results for purposes of assessing performance and allocating resources, our CEO routinely visits each of our facilities and sales areas and has full line responsibility for firm-wide operating, sales, and administrative functions, irrespective of location, product, or personnel. However, our CEO makes resource allocation decisions at the GPIC level (i.e. what benefits the Company as a whole, not a particular production location or sales region). Our CEO reviews firm-wide reports in the following different sorts:

1.	Consolidated GPIC
2.	By product line
3.	By department
4.	By geography
5.	By customer
6.	By entity

Within these reports, our CEO reviews total contribution to net income at the consolidated GPIC level. Our CEO also reviews profitability by entity as part of his overall corporate resource allocation and to assess overall corporate profitability. The by-entity review excludes allocation of corporate expenses to the different entities, other than management fee charges.

As a gaming equipment manufacturer, management believes the gaming regulatory structures it operates in worldwide are similar. Finally, our methods of product distribution worldwide are the same.

Based on this analysis, we conclude that the Company operates in a single operating segment. We have further considered the guidance in ASC 280 and have provided the disclosures regarding product line and geographic information.

2.	In a related matter, if you believe the operations of each of these entities do represent separate segments, but that their operations meet the criteria for aggregation outlined in ASC 280-10-50-11, please explain in detail the basis or rationale for your conclusion that these segments are economically similar. We may have further comment upon review of your response.

Please see response in comment 1 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 20

1.	We note from the disclosure included on page 20 of MD&A that at December 31, 2012, the company had $14.0 million of cash and cash equivalents and $13.5 million in marketable securities. We further note that of this amount, $14.6 million is held by GPI SAS, with operations in France and $4.8 million is held by GPI Asia, with operations in China. Please revise to discuss whether the company would be required to recognize United States income taxes on these amounts if such amounts were repatriated and revise to discuss whether the company intends to repatriate such amounts in future periods

GPIC Response

On pages 48-49 of the Form 10-K in Note 18 to the Consolidated Financial Statements, we disclose our intention as of December 31, 2012 to begin repatriating earnings from GPI SAS, our French subsidiary, to the United States and the negligible impact on our United States income taxes. We also disclose that we consider that our earnings from our Macau subsidiary, GPI Asia, are permanently reinvested and that we do not provide for deferred taxes in our tax provision for these unrepatriated earnings in Macau.

The following are excerpts from Note 18 (emphasis added):

For our investment in GPI SAS, deferred income taxes were previously not provided on the excess book basis in our shares because this basis difference was not expected to reverse in the foreseeable future, since we did not intend to remit the earnings of GPI SAS to GPIC. Effective in the fourth quarter of 2012, we provided deferred taxes on this excess book basis in the shares of GPI SAS, since we now intend to distribute dividends from our French subsidiary, commencing in 2013. We believe that the foreign tax credits generated by the future dividends will substantially offset the taxable income from these dividends and will result in a negligible benefit to the effective tax rate.

For our investment in GPI Asia, deferred taxes have not been provided on unrepatriated foreign earnings. These earnings are considered permanently reinvested, since it is management’s intention to reinvest these foreign earnings in future operations. We project that we will have sufficient cash flow in the US and will not need to repatriate the foreign earnings from GPI Asia to finance US operations. Based on this, deferred taxes have not been provided on unrepatriated foreign earnings of GPI Asia in the amount of approximately $2.5 million.

We disclosed these assumptions about our intentions to repatriate earnings from our foreign subsidiaries, as well and we stated at the beginning of the Liquidity and Capital Resources section on page 20 that the combination of our cash flow resources will satisfy our various cash flow needs for the next 12 months. Our decision not to repeat the details about our intentions to repatriate foreign earnings on page 20 was based on SEC guidance. We could have reported the disclosure from pages 48-49 on page 20, but we believe that this presentation follows SEC guidance that “companies should avoid unnecessary and duplicative disclosures that can tend to overwhelm readers and act as an obstacle to identifying and understanding material matters”.

In future filings, if applicable, management will provide disclosure about our intentions to repatriate earnings from foreign subsidiaries and the related tax impact in the liquidity section of management’s discussion and analysis.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or concerns, please feel free to contact me at (702) 598-2401.

Sincerely, /s/ Michael D. Mann________________ Michael D. Mann Chief Financial Officer and Treasurer

cc:	Gregory S. Gronau, President and Chief Executive Officer

Laura McAllister Cox, Executive Vice President and General Counsel

Robert J. Kelly, Chairman, Audit Committee